SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                                 FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                               CINERGY CORP.
          (Exact name of Registrant as specified in its charter)

DELAWARE                                            31-1385023
(State of                                         (IRS Employer
Incorporation)                                    Identification No.)


                         139 EAST FOURTH STREET
                         CINCINNATI, OHIO  45202
         (Address of principal executive offices, including zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. XX

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.

Securities Act registration statement file number to which this form
relates:     N/A

(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                          Name of Each Exchange on Which
to be so Registered                          Each Class is to be Registered

Common Stock Purchase Rights                  New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

      None
(Title of Class)

Item 1.  Description of Registrant's Securities to be Registered.

         On July 19, 2000, the Board of Directors of Cinergy Corp., a Delaware corporation (the "Company"), declared a dividend distribution of one common share purchase right (a "Right") for each outstanding common share, par value $0.01 per share, of the Company (the "Common Stock"). The dividend is payable to holders of record of the Common Stock as of the close of business on October 30, 2000.

         Pursuant to the Rights Agreement between the Company and The
Fifth Third Bank, as Rights Agent (the "Rights Agreement"), each Right, when it becomes exercisable, entitles the holder thereof to purchase one share of Common Stock at a price of $100 per whole share of Common Stock, subject to adjustment (the "Purchase Price"). Initially, the Rights will be attached to the certificates representing outstanding Common Stock, and no separate certificates evidencing the Rights (the "Rights Certificates") will be distributed. Until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding Common Stock (the "Stock Acquisition Date") other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or other stockholders, or (ii) ten business days following the commencement of (or public announcement of the intent to commence) a tender offer or exchange offer by any person or group if upon consummation thereof, such person or group would be the beneficial owner of 10% or more of the outstanding Common Stock (the earliest of such dates being called the "Distribution Date"), the Rights will be evidenced by the Common Stock certificates.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Stock certificates. Until the Distribution Date (or earlier redemption or expiration of the Rights), the transfer of any Common Stock certificate will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, Right Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on October 30, 2010, unless earlier redeemed or extended by the Company as described below.

         In the event that a person or group becomes an Acquiring Person (other than pursuant to an offer for all outstanding Common Stock at a price and on terms which a majority of the independent members of the Company's board of directors determine to be adequate and otherwise to be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms (a "Qualified Offer")), the Rights Agreement provides that proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two
(2) times the then current Purchase Price. However, Rights are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding the foregoing, following the occurrence of any of the events set forth in this paragraph, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person shall immediately become null and void.

         In the event that following the Stock Acquisition Date, (i) the Company engages in a merger or consolidation in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or consolidation with another person in which the Company is the surviving corporation, but in which all or part of its Common Stock are changed or exchanged, or (iii) 50% or more of the Company's assets or earning power is sold or transferred (except with respect to clause (i) and (ii), a "cleanup" merger which follows an offer described in the preceding paragraph), the Rights Agreement provides that proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof, Common Stock of the acquiring company having a value equal to two (2) times the then current Purchase Price. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

         The Purchase Price and the number of shares of Common Stock issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for Common Stock or securities convertible into Common Stock at less than the Current Market Price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Stock will be issued upon exercise of the Rights and, in lieu thereof, a cash payment will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

         At any time after the date of the Rights Agreement until ten days following the Stock Acquisition Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, payable in cash or stock (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that a Triggering Event shall occur.

         Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors of the Company in order to cure any ambiguity, defect or inconsistency; to shorten or lengthen any time period under the Rights Agreement; or in any other respect that will not adversely affect the interests of holders of Rights; provided, however, that no amendment may be made at such time as the Rights are not redeemable.

         The Rights will not prevent a takeover of the Company.  The
Rights may, however, cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed by the Company's board of directors. In general, the Rights should not interfere with any business combination that is approved by the Board of Directors because the Rights may be redeemed before the consummation of the transaction.

         A copy of the Rights Agreement is attached as an exhibit hereto and is incorporated herein by reference. The above summary of the Rights is qualified in its entirety by reference to the Rights Agreement.

Item 2.  Exhibits.

         (1) Rights Agreement, dated as of October 16, 2000, between Cinergy Corp. and The Fifth Third Bank, as Rights Agent, including form of Rights Certificate as Exhibit A and Summary of Rights to Purchase Common Stock as Exhibit B.

                                SIGNATURE

              Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 16, 2000
                                       CINERGY CORP.


                                       By: /s/William J. Grealis
                                            Executive Vice President
                                            and Chief of Staff

                               EXHIBIT INDEX


Exhibit No.    Description

  (1) Rights Agreement, dated as of October 16, 2000, between Cinergy Corp. and The Fifth Third Bank, as Rights Agent, including form of Rights Certificate as Exhibit A and Summary of Rights to Purchase Common Stock as Exhibit B.